BOYD GAMING REPORTS SECOND QUARTER RESULTS

- Las Vegas Locals Segment Posts Second Quarter Increases -
- Downtown Las Vegas Continues Strong Performance -
- Company Declares Quarterly Dividend -

LAS VEGAS, NV – AUGUST 1, 2007 – Boyd Gaming Corporation **(NYSE: BYD)** today reported financial results for the second quarter ended June 30, 2007.

Recent Highlights

- Las Vegas Locals segment posts strong second quarter 2007 operating results, with increases in net revenues and Adjusted EBITDA[1] over the 2006 period.

- Midwest and South sector reflects normalization at Treasure Chest, where net revenues and Adjusted EBITDA stabilized at similar levels for the third consecutive quarter. Results in the sector were boosted by growth in Adjusted EBITDA at Sam's Town Tunica, Par-A-Dice and Sam's Town Shreveport.

- Downtown Las Vegas segment registers another solid quarterly performance in the second quarter 2007.

- Company begins construction of its Echelon development on June 19 and finalizes design and development plans for the Mondrian and Delano hotels at Echelon.

- Company declares quarterly dividend of $0.15 per share payable September 4, 2007 to shareholders of record as of the close of business on August 17, 2007.

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Second Quarter Results

We reported second quarter 2007 income from continuing operations of $22.9 million, or $0.26 per share, compared with $12.4 million, or $0.14 per share, in the same period 2006. Including discontinued operations, we reported net income for the second quarter 2007 of $22.1 million, or $0.25 per share, compared to net income of $10.2 million, or $0.11 per share, reported in the same period 2006. Per share earnings discussed throughout this release are reported on a diluted basis.

Adjusted Earnings[1] from continuing operations for the second quarter 2007 were $39.9 million, or $0.45 per share, compared to $44.5 million, or $0.49 per share, for the same period in 2006. During the second quarter 2007, certain pre-tax adjustments that had a net effect of reducing income from continuing operations by $26.3 million ($17.0 million, net of tax, or $0.19 per share) were as follows:

- $16.9 million loss on early retirements of our 8.75% senior subordinated notes and our former bank credit facility.
- $6.6 million for preopening expenses primarily associated with our Echelon development.
- $5.3 million for other charges, including a $3.2 million estimated property tax charge retroactive to January 1, 2006 at Blue Chip. During the quarter, Blue Chip received a notice indicating an unanticipated increase of nearly 400% to its assessed property value.
- $2.6 million credit for the increase in value of our derivative instruments.

By comparison, the second quarter 2006 included certain pre-tax adjustments that reduced income from continuing operations by $49.8 million ($32.2 million, net of tax, or $0.35 per share) to $12.4 million.

Net revenues were $511.4 million for the second quarter 2007, a decrease of 7.3% from the same quarter in 2006. Total Adjusted EBITDA was $143.7 million in the second quarter 2007 (or $146.9 million, excluding a $3.2 million estimated retroactive property tax charge for an unanticipated increase in assessed property value at Blue Chip). Total Adjusted EBITDA was $153.6 million for the same period 2006 (or $160.3 million, excluding a $6.7 million charge for a retroactive gaming tax assessment at our Par-A-Dice property). The decreases were chiefly due to the closure of the Stardust, normalization of operating results at Treasure Chest, and increased competition in the Atlantic City region.

Keith Smith, President and Chief Operating Officer of Boyd Gaming, commented, "We are encouraged by the resilience of our Las Vegas Locals business, which grew despite a significant year-over-year increase in capacity. The Midwest and South continues to reflect normalization

of our Treasure Chest operation; this was the third consecutive quarter at similar Adjusted EBITDA levels for Treasure Chest, and importantly, well ahead of pre-hurricane levels. At Blue Chip, we remain focused on the opening of an additional competitor in that market, and are optimistic about our long-term competitive position, especially with the addition of our new hotel late next year."

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Key Operations Review

In our Las Vegas Locals segment, second quarter 2007 net revenues were $211.2 million versus $205.1 million for the second quarter 2006. Second quarter 2007 Adjusted EBITDA was $66.8 million compared to $65.2 million in the same quarter 2006.

In our Midwest and South sector, we recorded $235.2 million in net revenues for the second quarter 2007, compared to $245.9 million for the same period in 2006. Adjusted EBITDA for the period was $54.9 million (or $58.1 million, excluding a $3.2 million estimated retroactive property tax charge for an unanticipated increase in assessed property value at Blue Chip). By comparison, Adjusted EBITDA for the second quarter 2006 was $58.6 million (or $65.3 million, excluding a $6.7 million charge for a retroactive gaming tax assessment at our Par-A-Dice property).

Our Downtown Las Vegas properties continued their solid performance, generating net revenues of $65.0 million and Adjusted EBITDA of $13.2 million for the second quarter 2007, versus $65.1 million and $12.9 million, respectively, for the second quarter 2006.

In Atlantic City, Borgata's gaming revenue rose 3.0% over last year's second quarter, as the property continued to lead the market. Borgata's market share also increased during the quarter, growing from 13.3% a year ago to 14.6% in the 2007 quarter. Non-gaming revenue increased by 11.5% over the same period in the previous year, largely due to Borgata's public space expansion, which added significant non-gaming amenities. However, net income for Borgata was $28.9 million for the second quarter 2007, compared to $34.8 million in the same period last year. Adjusted EBITDA was $54.5 million, compared to $57.6 million for the second quarter

2006. These second quarter declines were mainly attributable to expanded regional competition, as well as higher fixed costs related to Borgata's public space expansion.

Year-To-Date Results

Income from continuing operations for the six months ended June 30, 2007 was $58.0 million, or $0.66 per share, as compared to $77.6 million, or $0.85 per share for the six months ended June 30, 2006. Net income, which includes the results from discontinued operations, was $240.0 million, or $2.71 per share, for the 2007 year-to-date period compared to $73.4 million, or $0.81 per share, for the six-month period ended June 30, 2006. Net income for the 2007 period includes a $285 million gain on the disposition of the Barbary Coast.

Adjusted Earnings from continuing operations for the six months ended June 30, 2007 were $83.9 million, or $0.95 per share, as compared to $116.6 million, or $1.28 per share for the six-month period in 2006.

Net revenues were $1.0 billion and $1.1 billion for the six months ended June 30, 2007 and 2006, respectively. Total Adjusted EBITDA was $299.1 million for the current six-month period (or $302.3 million, excluding a $3.2 million estimated retroactive property tax charge for an unanticipated increase in assessed property value at Blue Chip). By comparison, Total Adjusted EBITDA for the 2006 period was $356.1 million (or $362.8 million, excluding a $6.7 million charge for a retroactive gaming tax assessment at our Par-A-Dice property).

Development Update

Development continues to progress with each of our key growth initiatives:

- In Atlantic City, Borgata is adding The Water Club, an 800-room boutique hotel directly connected to the property. The 43-story tower was topped off on July 20. The $400 million project remains on budget and on time to open early next year.
- Construction is well underway in Michigan City, Indiana, on a $130 million expansion of Blue Chip that will add 300 new guest rooms, a spa and fitness center, additional meeting and event space, new dining and nightlife experiences, and a new entrance porte cochere. The project is scheduled to open in late 2008.

- In South Florida, we continue to work on our plans for the addition of a casino and other amenities at Dania Jai-Alai. Once we have finalized our design plans, we intend to announce a more definitive project scope and timeline. We remain optimistic about the long-term potential of a gaming entertainment center at Dania Jai-Alai and are taking additional time to ensure we design a facility that offers an appropriate mix of entertainment amenities for this market.

- In June, we began construction of our Echelon development on the Las Vegas Strip. We also announced the design and development plans for the Mondrian and Delano hotels at Echelon. Echelon is expected to open in the third quarter 2010.

Bill Boyd, Chairman and Chief Executive Officer, said, "Our development projects will transform our Company, providing us with substantial growth opportunities well into the future. With Echelon, our Company will once again become a major player on the Las Vegas Strip, as we redefine the Las Vegas luxury resort experience. In Atlantic City, The Water Club will take Borgata to a new level of sophistication, reaching new visitors and adding a new dimension to our brand proposition. At Blue Chip, last year's casino expansion demonstrated our ability to leverage our brand in more distant markets than ever before, an opportunity we plan to seize with the addition of more amenities and upscale hotel rooms."

Boyd Gaming Branding Initiative

We continue to make progress on our company-wide branding initiative that will position our individual properties as part of a larger network, creating additional synergies and further leveraging Boyd Gaming's highly-regarded blend of gaming excitement and personal service. Our goal is to reward and build customer loyalty, drive cross-property visitation, and offer the ability to seamlessly earn and redeem rewards at any Boyd property.

As part of this initiative, we are developing three regional "One Card" player reward programs that will unify the existing player cards used by our properties. Each of the regional programs will be connected to a national system, while being tailored to the varying dynamics of the individual markets in which we operate, providing our properties with the flexibility to adapt to regional and local market conditions.

Implementation of our branding initiatives remains on schedule for a phased rollout beginning in the fourth quarter of this year.

Dividend

Our Board of Directors declared a quarterly dividend of $0.15 per share, payable September 4, 2007 to shareholders of record as of the close of business on August 17, 2007.

Key Financial Statistics

The following is additional information as of and for the three months ended June 30, 2007:

- June 30 debt balance: $2.21 billion
- June 30 cash: $159.4 million
- Dividends paid in the quarter: $13.1 million
- Maintenance capital expenditures during the quarter: $23.8 million
- Expansion capital expenditures during the quarter: $41.7 million
- Capitalized interest during the quarter: $4.6 million
- Cash distribution to the Company from Borgata in the quarter: $17.6 million
- June 30 debt balance at Borgata: $626.1 million

Conference Call Information

We will host our second quarter 2007 conference call today, Wednesday, August 1 at 12:00 p.m. Eastern. The conference call number is **800.884.5695** and the passcode is **33462659**. Please call up to 15 minutes in advance to ensure you are connected prior to the start of the call. The conference call will also be available live on the Internet at www.boydgaming.com.

Following the call's completion, a replay will be available by dialing 888.286.8010 on Wednesday, August 1, beginning two hours after the completion of the call and continuing through Wednesday, August 8. The passcode for the replay will be **33768785**. The replay will also be available on the Internet at www.boydgaming.com.

The following table presents Net Revenues and Adjusted EBITDA by operating segment and reconciles Adjusted EBITDA to Income from continuing operations for the three and six months ended June 30, 2007 and 2006:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net Revenues				
Las Vegas Locals	$ 211,233	$ 205,069	$ 429,921	$ 429,213
Stardust (a)	--	35,443	--	74,386
Downtown Las Vegas (b)	64,984	65,067	128,817	129,597
Midwest and South	235,174	245,911	469,683	507,916
Net revenues	$ 511,391	$ 551,490	$ 1,028,421	$ 1,141,112
Adjusted EBITDA				
Las Vegas Locals	$ 66,844	$ 65,193	$ 141,423	$ 147,143
Stardust (a)	--	4,620	--	11,378
Downtown Las Vegas	13,156	12,906	27,037	26,922
Midwest and South	54,917	58,587	112,198	142,446
Wholly-owned property Adjusted EBITDA	134,917	141,306	280,658	327,889
Corporate expense (d)	(9,995)	(9,085)	(22,188)	(18,575)
Wholly-owned Adjusted EBITDA	124,922	132,221	258,470	309,314
Our share of Borgata's operating income before net amortization, preopening and other items (e)	18,778	21,419	40,650	46,810
Adjusted EBITDA (f)	143,700	153,640	299,120	356,124
Other operating costs and expenses				
Deferred rent	1,130	1,158	2,260	2,315
Depreciation and amortization (g)	42,262	48,787	83,198	98,291
Preopening expenses	6,062	7,249	10,512	13,094
Our share of Borgata's preopening expenses	539	1,908	1,009	2,573
Our share of Borgata's loss on asset disposals	201	42	167	188
Share-based compensation expense	4,366	5,771	8,550	11,065
Write-downs and other charges, net	1,972	31,249	10,980	32,740
Total other operating costs and expenses	56,532	96,164	116,676	160,266
Operating income	87,168	57,476	182,444	195,858
Other non-operating costs and expenses				
Interest expense, net (c)	(33,687)	(36,238)	(70,235)	(71,052)
Loss on early retirements of debt	(16,945)	--	(16,945)	--
Increase in value of derivative instruments	2,601	--	2,525	--
Our share of Borgata's non-operating expenses, net	(3,574)	(2,070)	(7,375)	(4,295)
Total other non-operating costs and expenses	(51,605)	(38,308)	(92,030)	(75,347)
Income from continuing operations before provision for income taxes	35,563	19,168	90,414	120,511
Provision for income taxes	(12,622)	(6,802)	(32,368)	(42,876)
Income from continuing operations	$ 22,941	$ 12,366	$ 58,046	$ 77,635

(a) The Stardust closed on November 1, 2006 to make way for our Las Vegas Strip development, Echelon.
(b) Includes revenues related to Vacations Hawaii and other travel agency related entities of $11.7 million and $13.8 million for the three months ended June 30, 2007 and 2006, respectively, and $22.5 million and $26.6 million for the six months ended June 30, 2007 and 2006, respectively.
(c) Net of interest income and amounts capitalized.

(d) The following table reconciles the presentation of corporate expense on our condensed consolidated statements of operations to the presentation on the accompanying table:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Corporate expense as reported on our condensed consolidated statements of operations	$ 13,544	$ 13,581	$ 28,815	$ 27,089
Corporate share-based compensation expense	(3,549)	(4,496)	(6,627)	(8,514)
Corporate expense as reported on the accompanying table	$ 9,995	$ 9,085	$ 22,188	$ 18,575

(e) The following table reconciles the presentation of our share of Borgata's operating income on our condensed consolidated statements of operations to the presentation of our share of Borgata's results on the accompanying table:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$ 17,713	$ 19,144	$ 38,825	$ 43,400
Add back:				
Net amortization expense related to our investment in Borgata	325	325	649	649
Our share of preopening expenses	539	1,908	1,009	2,573
Our share of loss on asset disposals	201	42	167	188
Our share of Borgata's operating income before net amortization, preopening and other items	$ 18,778	$ 21,419	$ 40,650	$ 46,810

(f) The following table reconciles Adjusted EBITDA to EBITDA and Income from continuing operations:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Adjusted EBITDA	$ 143,700	$ 153,640	$ 299,120	$ 356,124
Deferred rent	1,130	1,158	2,260	2,315
Preopening expenses	6,062	7,249	10,512	13,094
Our share of Borgata's preopening expenses	539	1,908	1,009	2,573
Our share of Borgata's loss on asset disposals	201	42	167	188
Share-based compensation expense	4,366	5,771	8,550	11,065
Write-downs and other charges, net	1,972	31,249	10,980	32,740
Loss on early retirements of debt	16,945	--	16,945	--
Increase in value of derivative instruments	(2,601)	--	(2,525)	--
Our share of Borgata's non-operating expenses, net	3,574	2,070	7,375	4,295
EBITDA	111,512	104,193	243,847	289,854
Depreciation and amortization	42,262	48,787	83,198	98,291
Interest expense, net	33,687	36,238	70,235	71,052
Provision for income taxes	12,622	6,802	32,368	42,876
Income from continuing operations	$ 22,941	$ 12,366	$ 58,046	$ 77,635

(g)   The following table reconciles the presentation of depreciation and amortization on our condensed consolidated statements of operations to the presentation on the accompanying table:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Depreciation and amortization as reported on our condensed consolidated statements of operations	$ 41,937	$ 48,462	$ 82,549	$ 97,642
Net amortization expense related to our investment in Borgata	325	325	649	649
Depreciation and amortization as reported on the accompanying table	$ 42,262	$ 48,787	$ 83,198	$ 98,291

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended June 30,		Six Months Ended June 30,	
(Unaudited)					
(In thousands, except per share data)		2007	2006	2007	2006
Revenues					
Gaming	$	425,671	$ 452,264	$ 857,602	$ 941,287
Food and beverage		68,955	76,560	137,261	155,791
Room		39,156	44,630	79,128	91,444
Other		33,083	37,568	65,967	73,628
Gross revenues		566,865	611,022	1,139,958	1,262,150
Less promotional allowances		55,474	59,532	111,537	121,038
Net revenues		511,391	551,490	1,028,421	1,141,112
Costs and expenses					
Gaming		195,624	216,052	393,247	429,278
Food and beverage		41,260	47,986	82,497	96,710
Room		11,990	14,246	23,362	28,721
Other		25,092	28,830	48,461	55,358
Selling, general and administrative		80,705	80,140	157,951	158,461
Maintenance and utilities		23,750	25,363	46,428	49,561
Depreciation and amortization		41,937	48,462	82,549	97,642
Corporate expense		13,544	13,581	28,815	27,089
Preopening expenses		6,062	7,249	10,512	13,094
Write-downs and other charges, net		1,972	31,249	10,980	32,740
Total costs and expenses		441,936	513,158	884,802	988,654
Operating income from Borgata		17,713	19,144	38,825	43,400
Operating income		87,168	57,476	182,444	195,858
Other income (expense)					
Interest income		110	36	110	72
Interest expense, net of amounts capitalized		(33,797)	(36,274)	(70,345)	(71,124)
Loss on early retirements of debt		(16,945)	--	(16,945)	--
Increase in value of derivative instruments		2,601	--	2,525	--
Other non-operating expenses from Borgata, net		(3,574)	(2,070)	(7,375)	(4,295)
Total		(51,605)	(38,308)	(92,030)	(75,347)
Income from continuing operations before provision for income taxes		35,563	19,168	90,414	120,511
Provision for income taxes		(12,622)	(6,802)	(32,368)	(42,876)
Income from continuing operations		22,941	12,366	58,046	77,635
Discontinued operations:					
Income (loss) from discontinued operations (including a gain on disposition of $285,033 during the six months ended June 30, 2007)		(1,284)	(3,355)	281,672	(6,652)
(Provision for) benefit from income taxes		455	1,149	(99,740)	2,417
Net income (loss) from discontinued operations		(829)	(2,206)	181,932	(4,235)
Net income	$	22,112	$ 10,160	$ 239,978	$ 73,400
Basic Net Income (Loss) Per Common Share					
Income from continuing operations	$	0.26	$ 0.14	$ 0.66	$ 0.87
Net income (loss) from discontinued operations		(0.01)	(0.03)	2.09	(0.05)
Net income	$	0.25	$ 0.11	$ 2.75	$ 0.82
Average Basic Shares Outstanding		87,497	89,635	87,369	89,473
Diluted Net Income (Loss) Per Common Share					
Income from continuing operations	$	0.26	$ 0.14	$ 0.66	$ 0.85
Net income (loss) from discontinued operations		(0.01)	(0.03)	2.05	(0.04)
Net income	$	0.25	$ 0.11	$ 2.71	$ 0.81
Average Diluted Shares Outstanding		88,714	91,103	88,588	90,978

The following table reconciles income from continuing operations based upon generally accepted accounting principles to adjusted earnings and adjusted earnings per share:

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Income from continuing operations	$ 22,941	$ 12,366	$ 58,046	$ 77,635
Adjustments:				
Preopening expenses	6,062	7,249	10,512	13,094
Our share of Borgata's preopening expenses	539	1,908	1,009	2,573
Our share of Borgata's loss on asset disposals	201	42	167	188
Accelerated depreciation for Stardust and related assets	--	2,724	--	5,294
Increase in value of derivative instruments	(2,601)	--	(2,525)	--
Write-downs and other charges, net	1,972	31,249	10,980	32,740
Par-A-Dice retroactive gaming tax assessment	--	6,672	--	6,672
Blue Chip retroactive propery tax adjustment	3,163	--	3,163	--
Loss on early retirements of debt	16,945	--	16,945	--
Income tax effect for above adjustments	(9,328)	(17,688)	(14,410)	(21,547)
Adjusted earnings	$ 39,894	$ 44,522	$ 83,887	$ 116,649
Adjusted earnings per diluted share (Adjusted EPS)	$ 0.45	$ 0.49	$ 0.95	$ 1.28
Weighted average diluted shares outstanding	88,714	91,103	88,588	90,978

The following table reports Borgata's financial results:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Gaming revenue	$ 177,966	$ 172,855	$ 365,235	$ 347,111
Non-gaming revenue	71,686	64,282	138,423	120,383
Gross revenues	249,652	237,137	503,658	467,494
Less promotional allowances	47,553	47,765	97,829	90,554
Net revenues	202,099	189,372	405,829	376,940
Expenses	147,636	131,762	290,797	254,051
Depreciation and amortization	16,906	14,773	33,732	29,271
Preopening expenses	1,077	3,815	2,018	5,145
Loss on asset disposals	403	83	334	375
Operating income	36,077	38,939	78,948	88,098
Interest expense, net	(7,823)	(4,271)	(15,516)	(8,353)
Benefit from (provision for) income taxes	676	130	766	(237)
Subtotal	(7,147)	(4,141)	(14,750)	(8,590)
Net income	$ 28,930	$ 34,798	$ 64,198	$ 79,508

The following table reconciles our share of Borgata's financial results to the amounts reported on our condensed consolidated statements of operations:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Our share of Borgata's operating income	$ 18,038	$ 19,469	$ 39,474	$ 44,049
Net amortization expense related to our investment in Borgata	(325)	(325)	(649)	(649)
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$ 17,713	$ 19,144	$ 38,825	$ 43,400
Other non-operating net expenses from Borgata, as reported on our condensed consolidated statements of operations	$ (3,574)	$ (2,070)	$ (7,375)	$ (4,295)

The following table reconciles operating income to Adjusted EBITDA for Borgata:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Operating income	$ 36,077	$ 38,939	$ 78,948	$ 88,098
Depreciation and amortization	16,906	14,773	33,732	29,271
Preopening expenses	1,077	3,815	2,018	5,145
Loss on asset disposals	403	83	334	375
Adjusted EBITDA	$ 54,463	$ 57,610	$ 115,032	$ 122,889

The following table reconciles Adjusted EBITDA to EBITDA and Net income for Borgata:

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Adjusted EBITDA	$ 54,463	$ 57,610	$ 115,032	$ 122,889
Preopening expenses	1,077	3,815	2,018	5,145
Loss on asset disposals	403	83	334	375
EBITDA	52,983	53,712	112,680	117,369
Depreciation and amortization	16,906	14,773	33,732	29,271
Interest expense, net	7,823	4,271	15,516	8,353
Income taxes	(676)	(130)	(766)	237
Net income	$ 28,930	$ 34,798	$ 64,198	$ 79,508

Footnotes and Safe Harbor Statements

Non-GAAP Financial Measures
Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentations of the following non-GAAP financial measures are important supplemental measures of operating performance to investors: earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS). The following discussion defines these terms and why we believe they are useful measures of our performance.

EBITDA and Adjusted EBITDA
EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We do not reflect such items when calculating EBITDA; however, we adjust for these items and refer to this measure as Adjusted EBITDA. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions. Adjusted EBITDA is also widely used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, change in value of derivative instruments, write-downs and other charges, net, loss on early retirements of debt, and our share of Borgata's non-operating expenses, preopening expenses and gain or loss on asset disposals. A reconciliation of Adjusted EBITDA to EBITDA and income from continuing operations, based upon GAAP, is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS
Adjusted Earnings is income from continuing operations before preopening expenses, accelerated depreciation for Stardust and related assets, change in value of derivative instruments, write-downs and other charges, net, Par-A-Dice retroactive gaming tax assessment, Blue Chip retroactive property tax adjustment, loss on early retirements of debt, and our share of Borgata's preopening expenses and gain or loss on asset disposals. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of Adjusted EBITDA to EBITDA and income from continuing operations, based upon GAAP, and the presentation of Adjusted EPS are each included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures
The use of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation expense for various long-term assets, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation, interest and income tax expense, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Forward Looking Statements and Company Information

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including but not limited to statements regarding the Company's strategy, expenses, revenue, earnings, cash flow, Adjusted EBITDA, Adjusted Earnings or Earnings Per Share. In addition, forward-looking statements include statements regarding the resilience of the Company's Las Vegas Locals segment, the stabilization of the Company's Midwest and South region operating results and the Company's competitive position in Indiana, statements regarding Borgata, including that it continues to be a market leader, statements under the heading "Development Update" including statements regarding the timing and expected development of the Company's Echelon project, the expected opening date for Echelon, statements regarding The Water Club, including its anticipated amenities, statements that The Water Club will take Borgata to a new level of sophistication and add a new dimension to the Company's brand proposition and will reach new customers and that the project is on-budget and its expected opening date, statements regarding the proposed expansion project at Blue Chip, the anticipated cost, opening date and amenities of the new expansion project, statements regarding Dania Jai Alai, the anticipated development of the property, the Company's optimism regarding the long-term potential of the property and statements that the Company's development projects will transform the Company and provide substantial, future growth opportunities, statements under the heading "Boyd Gaming Branding Initiative", including statements regarding the goals of the branding initiative, its anticipated effects on the Company's player clubs, synergies and presence in various markets and the anticipated timing of the branding initiative. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. In particular, the Company can provide no assurances regarding the effects of the Company's branding initiative, that the Company's growth pipeline will yield expected results, that Borgata's position, performance or demand will change, and the timing, cost, progress or anticipated amenities and features for each of the Company's development and expansion projects. Among the factors that could cause actual results to differ materially are the following: competition, litigation, financial community and rating agency perceptions of the Company, changes in laws and regulations, including increased taxes, the availability and price of energy, weather, regulation, economic, credit and capital market conditions and the effects of war, terrorist or similar activity. In addition, the Company's development and expansion projects are subject to the many risks inherent in the expansion or renovation of an existing enterprise or construction of a new enterprise, including unanticipated design, construction, regulatory, environmental and operating problems and lack of demand for the Company's projects, as well as unanticipated delays and cost increases, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction scheduling, engineering, environmental, permitting, construction or geological problems, weather interference, floods, fires or other casualty losses. In addition, the Company's anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by the Company in consultation with its architects and contractors. Many of these costs are estimated at inception of the project and can change over time as the project is built to completion. The cost of any project may vary significantly from initial budget expectations, and the Company may have a limited amount of capital resources to fund cost overruns. If the Company cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The Company cannot assure you that any project will be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to the Company. Significant delays, cost overruns, or failures of the Company's projects to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's projects may not help it compete with new or increased competition in its markets. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Company's Form 10-K for the year ended December 31, 2006, which is on file with the SEC, and in the Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Boyd Gaming

Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 17 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana, Louisiana and Florida. The Company is also developing Echelon, a world-class destination resort on the Las Vegas Strip, expected to open in the third quarter 2010. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

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